                                                                     EXHIBIT 3.6

                             ARTICLES OF AMENDMENT
                                       TO
                       RESTATED ARTICLES OF INCORPORATION
                                       OF
                            CELL THERAPEUTICS, INC.
                        EFFECTING A REVERSE STOCK SPLIT


   Cell Therapeutics, Inc. a Washington corporation, by James A. Bianco, M.D., its duly elected and qualified President, hereby provides the following information and delivers to the Secretary of State of the State of Washington for filing these Articles of Amendment pursuant to RCW 23B.10.060.

   1.     NAME.  The name of the Corporation is Cell Therapeutics, Inc.

   2. TEXT OF AMENDMENT. Pursuant to the corporation's Articles of Amendment to the Restated Articles of Incorporation, the amendment provides for a reclassification of the corporation's common stock. The amendment will comprise "Subparagraph (a) -- Reverse Stock Split" of Paragraph 1 of Article II. Following is the text of the amendment adopted:

       Each three and one-half shares of issued and outstanding shares of Common Stock of this Corporation are automatically reclassified into one share of Common Stock of this Corporation, thereby giving effect to a one-for-three and one-half reverse stock split (the "Reverse Stock Split"). Furthermore, all outstanding rights and obligations (including option plans, stock options and the exercise price thereof, stock purchase warrants and the exercise prices thereof and the conversion terms of the Corporation's shares of outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock) relating to this Corporation's Common Stock shall be mathematically adjusted to reflect the Reverse Stock Split so that the proportionate ratio of such rights and obligations to the reclassified shares will be equal to the proportionate ratio of such rights and obligations to the shares outstanding immediately prior to such reclassification. In lieu of the issuance of any fractional shares that would otherwise result from the Reverse Stock Split, the Corporation shall issue to any shareholder that would otherwise receive fractional shares one whole share, the additional shares thereby issued being taken from authorized but theretofore unissued shares of Common Stock.

   3. ADOPTION. The foregoing amendment to the Restated Articles of Incorporation of the Corporation was duly adopted by unanimous written consent of the Board of Directors of the Corporation on January 23, 1997 and was duly approved by the shareholders of the Corporation on March 3, 1997 in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040.

   4. EFFECTING THE REVERSE STOCK SPLIT. Upon the date these Articles of Amendment are filed with the Secretary of State of the State of Washington, the Reverse Stock Split shall be effective.

Following the effectiveness of this Amendment, certificates representing the shares of Common Stock to be outstanding thereafter shall be exchanged for certificates now outstanding pursuant to procedures adopted by the Corporation's Board of Directors and communicated to those who are to receive new certificates.

   IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to Restated Articles of Incorporation Effecting a Reverse Stock Split to be executed as of March 14, 1997.


                              CELL THERAPEUTICS, INC.



                              By:  /s/ James A. Bianco, M.D.
                                 ___________________________
                                    James A. Bianco, M.D.
                                    President


Attest:

   /s/  Michael J. Kennedy
____________________________
     Michael J. Kennedy
     Secretary

                                       2